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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13D
           (Under the Securities Exchange Act of 1934)

                   Renu-U International, Inc.
                   --------------------------
                        (Name of Issuer)

                       Common Voting Stock
                       -------------------
                  (Title of Class of Securities)

                           760179 20 0
                           -----------
                          (CUSIP Number)

Branden T. Burningham, Suite 205, 455 East 500 South, Salt Lake City, UT 84111, (801-363-7411)
(Name, Address and Telephone Number of Person Authorized to Receive Notices)

                        June 8, 1999
                        ------------
     (Date of Event which Requires Filing of this Statement)

     1.   Kimrose Holdings, a Hong Kong corporation

     2.   (a)__.

          (b) X .

     3.
_____________________________________________________________________
                          (SEC use only)

     4.   OO.

     5.   None; not applicable.

     6.   Hong Kong.

     Number of Shares         7.   Sole Voting Power: 3,000,000*
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 3,000,000*
                             10.   Shared Dispositive Power: None.

     11.  3,000,000*

     12. ____(No shares are excluded in the numerical or percentage computations herein).

     13.  90%

     14.  HC.

         * Unless otherwise indicated, all share figures in this Schedule 13D take into account a reverse split of the Company's outstanding common stock in the ratio of one for 30, which became effective at the opening of business on July 12, 1999.

     Item 1. Renu-U International, Inc., a Delaware corporation (SEC File No. 001-07301 [the "Company"]); 4051 East La Palma Avenue, Suite C, Anaheim, California 92807; $0.001 par value common voting stock.

     Item 2.(a) Kimrose Holdings, a Hong Kong corporation
            (b) Rms. 903-905, Kowloon Center
                29-43 Ashley Road, T.S.T.
                Kowloon, Hong Kong
            (c) Technology investments.
            (d) None.
            (e) None.

     Item 3. The shares of the Company's common stock were acquired in exchange for all of the outstanding common stock of RGB Technology Group, Inc., a Delaware corporation ("RGB"), pursuant to an Acquisition and Reorganization Agreement between the Company, RGB and Kimrose Holdings (the "Plan"). On or about July 2, 1999, the Company filed a Current Report on Form 8-K disclosing the terms of the Plan, which Current Report is incorporated herein by reference. See Item 7, below.

     Item 4. The purpose of the transaction was a change in control of the Company pursuant to the Plan. Under the Plan, Kimrose Holdings became the beneficial owner of approximately 90% of the outstanding common stock of the Company.

     Item 5.(a) 3,000,000 shares.*
            (b) Sole Voting Power: 3,000,000 shares*; Shared Voting Power:
None; Sole Dispositive Power: 3,000,000 shares*; and Shared Dispositive Power:
None.
            (c)  None.
            (d)  None; not applicable.
            (e)  Not applicable.

     Item 6. Kimrose Holdings has indicated its intent to vote in favor of an amendment to the Company's Articles of Incorporation to change the name of the Company to "ColorMax Technologies, Inc."

     Item 7. Current Report on Form 8-K, filed with the Securities and Exchange Commission on or about July 2, 1999.**

               ** This document has previously been filed with the
                  Securities and Exchange Commission and is incorporated herein by this reference.


     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                              KIMROSE HOLDINGS, a Hong Kong corporation


Dated: 22 July 1999                 By  /s/ B. Suh
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